UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
SIGMATRON INTERNATIONAL, INC.
(Name of Subject Company)
SIGMATRON INTERNATIONAL, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
82661L101
(CUSIP Number of Class of Securities)
Gary R. Fairhead
Chief Executive Officer
2201 Landmeier Rd.
Elk Grove Village, IL 60007
(847) 956-8000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Grant J. Levine
Dmitriy A. Tartakovskiy
Greenberg Traurig, P.A.
101 East Kennedy Boulevard, Suite 1900
Tampa, FL 33602
(813) 318-5700
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by SigmaTron International, Inc., a Delaware corporation (“SigmaTron”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2025, relating to the Tender Offer Statement on Schedule TO filed by Transom Axis MergerSub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Transom Axis AcquireCo, LLC, a Delaware limited liability company (“Parent”), with the SEC on June 26, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SigmaTron in exchange for $3.02 per Share, payable in cash without interest and subject to reduction for any applicable withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated June 26, 2025 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.
Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 1 is being filed to reflect certain updates as set forth below.
Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.
Item 4. The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The fifth paragraph on page 14 under the heading “Background of the Offer and the Merger” is amended and supplemented as follows:
In addition, also in May 2024, the Company discussed with representatives of Silvermark Partners LLC (“Silvermark”) the possibility of engaging Silvermark as financial advisor to the Company. Silvermark had been previously engaged by the Company to provide certain financial advisory and investment banking services in connection with a proposed issuance by the Company of certain mezzanine debt to a third party in 2020. In light of Silvermark’s long-term business relationship with the Company and its general knowledge of the EMS industry, the Board asked Silvermark if it would like to be considered for this assignment. However, Silvermark declined, citing lack of resources for serving as a lead financial advisor in connection with a comprehensive strategic alternatives process. Nonetheless, the Board determined to engage Silvermark in a purely advisory role to assist the Board in evaluating any specific transactions that may be presented to the Company in connection with its review of its financing and strategic options, including any financial analyses to be provided by Lincoln in connection with such transactions. Silvermark did not present, and the Board did not rely on, any financial analyses from Silvermark as a result of the Company’s engagement of Silvermark. The Company and Silvermark entered into an engagement letter, dated May 23, 2024, pursuant to which the Company agreed to pay Silvermark (1) an advisory fee based on an hourly rate of $450.00, payable on a periodic basis agreed upon by the parties and subject to adjustment determined by the mutual agreement of the parties, and (2) an additional success fee, in an amount be mutually agreed upon by the parties, payable at the closing of a potential transaction, if Silvermark plays a significantly larger role in such transaction than the advisory role initially anticipated by the parties (for example, if such transaction is consummated with a party identified solely by Silvermark, and not by Lincoln). To date, the Company has paid Silvermark an aggregate fee amount of $36,650. The Company does not expect any adjustment to Silvermark’s advisory fee rate or that a success fee will be payable to Silvermark at the closing under the Merger Agreement.
The third full paragraph on page 17 under the heading “Background of the Offer and the Merger” is amended and supplemented as follows:
In December 2024, as part of the market check authorized by the Board, Lincoln contacted approximately 60 different parties (including Transom) regarding their potential interest in acquiring the Company. Of these parties, 33 parties (including Transom) entered into non-disclosure agreements with the Company. None of these non-disclosure agreements contained any standstill or similar provisions that could prevent such parties from making a competing bid for the Company. These parties received a confidential executive summary of the Company’s business and a bid process letter instructing them to submit written preliminary indications of interest by January 15, 2025 (which date was later extended until January 17, 2025). The executive summary provided to potential bidders (including Transom and Party A) contained the Company’s financial information, including the Company’s financial projections for the fiscal years ending April 30, 2025 and April 30, 2026, respectively, which were updated by the Company’s management in December 2024 (the “December 2024 Projections”). In May 2025, the December 2024 Projections were updated by the Company’s management at Lincoln’s request to include detailed working capital balances and capital expenditure information which Lincoln required as part of its fairness analysis in connection with the issuance of Lincoln’s financial opinion, if requested by the Company, in connection with the Proposed Transaction (the “Updated Projections”). The Updated Projections also reflected the results of the Company’s actual performance during the period from December 2024 through March 2025 as well as the Company’s management’s updated views of certain customer activities. The updated financial and other supporting information for the Updated Projections had already been made available to Transom as part of its due diligence investigation (as well as other bidders through the VDR prior to their access being terminated in connection with the Exclusivity Agreement (as defined below)). The Updated Projections were not provided to Transom because the Company did not believe that the Updated Projections were materially different from the December 2024 Projections. In addition, the Updated Projections have not been made available to Party A or Party B. The December 2024 Projections and the Updated Projections are summarized in the section of this Schedule 14D-9 titled “Unaudited Forecasted Financial Information” beginning on page 37.
The third full paragraph on page 26 under the heading “Background of the Offer and the Merger” is amended and supplemented as follows:
On May 13, 2025, Transom delivered to Lincoln its updated, “best and final” proposal to acquire the Company for a purchase price of $3.02 per share, on a fully diluted basis, taking into account the TCW Warrants, which represented approximately 17.5% of the Company’s outstanding shares (the “Final Transom Proposal”). The Final Transom Proposal indicated that while Transom continued to value the Company at the same enterprise value of $83.0 million as the Transom March 30 Proposal, the Final Transom Proposal took into account the fact that the Company’s secured debt had increased since March 30, 2025 (and was expected to continue to increase as the Company’s working capital needs increased over the next several months). In addition, the Final Transom Proposal assumed a reserve of $1.0 million of cash on the balance sheet at closing to mitigate certain unquantified debt-like items identified by Transom in its financial due diligence, in a total amount of approximately $13.7 million. The Final Transom Proposal also took into account an increase in the Company’s estimated transaction expenses from $5.0 million to $5.4 million. As a result, the Final Transom Proposal reflected a reduction in the implied equity value from $27.7 million to $22.9 million, as compared to the Transom March 30 Proposal. The Final Transom Proposal did not address management of the Company post-closing or any related compensation or retention matters.
The first full paragraph on page 27 under the heading “Background of the Offer and the Merger” is amended and supplemented as follows:
During the period between May 15, 2025 and May 20, 2025, the parties continued to negotiate the remaining open issues in the Merger Agreement and ancillary transaction documents. The Company also finalized the disclosure schedules. During the same period, Transom and its advisors also completed their review of the remaining due diligence items. These negotiations and discussions did not address the Company’s post-closing management or any employment, compensation or retention arrangements for any members of the Company’s management team going forward.

The first paragraph and table on page 37 under the heading “Unaudited Forecasted Financial Information—Initial Projections” is amended and supplemented as follows:
The following table presents select unaudited prospective financial information of the Company on a standalone basis for the fiscal years ending April 30, 2025 and April 30, 2026 and was prepared by the Company’s management in December 2024. This information was provided to Lincoln in December 2024 and a subset of this information (the total revenue and Adjusted EBITDA lines) was provided to Transom in December 2024 (the “initial projections”):

	Fiscal year ended April 30,
(Dollars in millions)	2025E	2026E
Total Revenue	$305.7	$372.8
Adjusted EBITDA(1)	$10.5	$23.6
Capital Expenditures	$(3.5)	$(4.2)
Change in Net Working Capital	$(8.2)	$0.7
Unlevered Free Cash Flow(2)	$15.6	$13.9

(1)
Adjusted EBITDA is defined as the Company’s earnings before interest, taxes, depreciation and amortization of intangible assets, as adjusted for non-cash and non-recurring items, including, for 2025E, the sale and leaseback transaction with respect to the Company’s Elk Grove Village, Illinois headquarters. Adjusted EBITDA is not adjusted for approximately $1.9 million of projected public company costs and is calculated on a standalone basis without giving effect to the Transactions (including the Offer and the Merger).

(2)
Unlevered Free Cash Flow is calculated as Adjusted EBITDA less (i) estimated taxes, plus (ii) depreciation and amortization, less (iii) capital expenditures, less (iv) changes in net working capital. Lincoln calculated the projected Unlevered Free Cash Flow based on inputs provided by the Company’s management in order for Lincoln to perform its discounted cash flow analysis for its fairness opinion, as described in the section below titled “—Opinion of Lincoln International LLC.”

The first paragraph and table on pages 37 and 38 under the heading “Unaudited Forecasted Financial Information—Updated Projections” is amended and supplemented as follows:
In May 2025, the initial projections were updated by the Company’s management to reflect the Company’s actual performance during such period and management’s updated views of certain customer activities, but were otherwise based on the same assumptions and estimates as the initial projections. The updated unaudited prospective financial information of the Company reflecting such updates and actual performance through March 31, 2025, which includes the Company’s actual results as reported in its Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2025 and its estimated results for the remainder of the 2025E period based on its actual results for the first two months of its fiscal quarter ended April 30, 2025, ~~were made available to Transom, most recently on May 1, 2025, and were also~~ was provided to Lincoln so that it could perform its financial analyses in connection with rendering its opinion and a subset of this information (the total revenue and Adjusted EBITDA lines) was made available to Transom, most recently on May 1, 2025 (the “updated projections” and together with the “initial projections, the “Company unaudited prospective financial information”). See Item 4. “The Solicitation or Recommendation—Opinion of Lincoln International LLC” and the opinion of Lincoln filed as Annex A to this Schedule 14D-9.

	Fiscal year ended April 30,
(Dollars in millions)	2025E	2026E
Total Revenue	$307.8	$372.3
Adjusted EBITDA(1)	$9.8	$26.6
Capital Expenditures	$(1.2)	$(4.2)
Change in Net Working Capital	$(15.8)	$12.7
Unlevered Free Cash Flow(2)	$23.3	$3.9

(1)
Adjusted EBITDA is defined as the Company’s earnings before interest, taxes, depreciation and amortization of intangible assets, as adjusted for non-cash and non-recurring items, including, for 2025E, the sale and leaseback transaction with respect to the Company’s Elk Grove Village, Illinois headquarters. Adjusted EBITDA is not adjusted for projected public company costs or costs of directors and related services and is calculated on a standalone basis without giving effect to the Transactions (including the Offer and the Merger).

(2)
Unlevered Free Cash Flow is calculated as Adjusted EBITDA less (i) estimated taxes, plus (ii) depreciation and amortization, less (iii) capital expenditures, less (iv) changes in net working capital. Lincoln calculated the projected Unlevered Free Cash Flow based on inputs provided by the Company’s management in order for Lincoln to perform its discounted cash flow analysis for its fairness opinion, as described in the section below titled “—Opinion of Lincoln International LLC.”

The third full paragraph on page 38 and the first full paragraph on page 39 under the heading “Unaudited Forecasted Financial Information—Assumptions and Disclaimers” is amended and supplemented as follows:
The unaudited prospective financial information includes Adjusted EBITDA and Unlevered Free Cash Flow, which ~~is a~~ are non-GAAP financial measures. The Company’s management included such measures in the Company unaudited prospective financial information because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of ~~this~~ these non-GAAP financial measures is that ~~it is~~ they are not calculated in accordance with GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures, because they excluded charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Adjusted EBITDA and Unlevered Free Cash Flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Company unaudited prospective financial information, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Company unaudited prospective financial information are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, no reconciliation of Adjusted EBITDA or Unlevered Free Cash Flow is provided in this Schedule 14D-9.
The first paragraph on page 44 under the heading “Opinion of Lincoln International LLC—Selected Public Companies Analysis” is amended and supplemented as follows:
Lincoln applied a selected multiple range of 6.0x to 7.0x to the Company’s LTM Adjusted EBITDA of approximately $10.6 million for the period ended March 31, 2025. Lincoln’s selected multiples for the Company were based on a comparative analysis that considered, among other things, certain quantitative and qualitative factors including the following: relative size, historical and projected growth and profitability, geographic presence, customer mix, end markets served, and other financial performance metrics. The selected public companies analysis indicated an implied per share value range of the Company’s common stock of $1.60 to $3.16, as compared to the Consideration of $3.02 per share. None of the selected public companies are identical or perfectly comparable to the Company. Lincoln does not have access to non-public information regarding the selected public companies. The table below summarizes the fully-diluted number of outstanding shares of Company common stock as of May 20, 2025 as provided by management of the Company and calculated using the Treasury Stock Method for the selected public companies analysis:

	Low	High
Fully-Diluted Shares Outstanding	7,103,361	7,108,573

The last paragraph on page 45 under the heading “Opinion of Lincoln International LLC—Precedent M&A Transactions Analysis” is amended and supplemented as follows:
Taking into account the results of the precedent M&A transactions analysis, Lincoln applied a selected multiple range of 6.0x to 7.0x to the Company’s LTM Adjusted EBITDA of approximately $10.6 million for the period ended March 31, 2025. Lincoln’s selected multiples for the Company were based on a comparative analysis that considered, among other things, certain quantitative and qualitative factors including the following: relative size, historical growth and profitability, geographic presence, end markets served, and other financial performance metrics. The precedent M&A transactions analysis indicated an implied per share value range of the Company’s common stock of $1.60 to $3.16, as compared to the Consideration of $3.02 per share. None of the target companies or transactions in the precedent M&A transactions are identical or perfectly comparable to the Company or the Transaction. Lincoln does not have access to non-public information regarding the companies involved in the precedent M&A transactions. The table below summarizes the fully-diluted number of outstanding shares of Company common stock as of May 20, 2025 as provided by management of the Company and calculated using the Treasury Stock Method for the precedent M&A transactions analysis:

	Low	High
Fully-Diluted Shares Outstanding	7,103,361	7,108,573

The third and fourth paragraphs on page 46 under the heading “Opinion of Lincoln International LLC—Discounted Cash Flow Analysis” are amended and supplemented as follows:
Lincoln calculated the Company’s terminal value using the Gordon Growth perpetuity growth formula assuming a 2.5% terminal growth rate and discount rates ranging from 18.75% to 20.75%, which were selected based on the application of Lincoln’s professional judgment and experience, and were calculated using a capital asset pricing model and information derived from the selected public companies. The Company’s unlevered free cash flow in the terminal period was based on the Company’s estimated unleveraged free cash flow in 2026E, normalized for depreciation and amortization expense and net working capital investments assuming a 2.5% terminal growth rate.
Based on these assumptions, the discounted cash flow analysis indicated an implied per share value range of the Company’s common stock of $2.59 to $3.84, as compared to the Consideration of $3.02 per share. The table below summarizes the fully-diluted number of outstanding shares of Company common stock as of May 20, 2025 as provided by management of the Company and calculated using the Treasury Stock Method for the discounted cash flow analysis:

	Low	High
Fully-Diluted Shares Outstanding	7,105,711	7,146,402

Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph on page 57 under the heading “Legal Proceedings” and replacing it with the following paragraphs:
On June 26, 2025, SigmaTron and the members of the Board were named as defendants in a complaint captioned David Elliott v. SigmaTron International, Inc. et al., Index No. 653878/2025, filed in the Supreme Court of the State of New York, County of New York (the “Elliot Complaint”). On June 27, 2025, SigmaTron and the members of the Board were named as defendants in a complaint captioned Robert Williams v. SigmaTron International, Inc. et al., Index No. 653885/2025, filed in the Supreme Court of the State of New York, County of New York (the “Williams Complaint”). Each of the Elliot Complaint and the Williams Complaint alleges, among other things, that the Schedule 14D-9 omits or misrepresents material information in violation of New York common law. Each of the Elliot Complaint and Williams Complaint seeks, among other things, an injunction of the Transactions until the defendants make additional disclosures. SigmaTron believes that the Elliot Complaint and the Williams Complaint are each without merit.
In addition, as of July 11, 2025, SigmaTron has received several demand letters from purported SigmaTron stockholders generally alleging deficiencies in the disclosures associated with the Transactions. SigmaTron believes that these demand letters are without merit.
It is possible that additional demand letters or complaints may be received by or filed against SigmaTron, the Board, Parent or Purchaser. If such additional demand letters are received or complaints are filed, absent new or different allegations that are material, SigmaTron, Parent and Purchaser will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 14, 2025

SIGMATRON INTERNATIONAL, INC.

By:	/s/ Gary R. Fairhead
Name:	Gary R. Fairhead
Title:	Chief Executive Officer